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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)


                         FIRST SOUTHERN BANCSHARES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    33645B107
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                                 (CUSIP Number)

        James E. Bishop, 102 South Court Street, Florence, Alabama 35630
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]





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CUSIP No.       33645B107
          -------------------
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   1   NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       James E. Bishop
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) /_/ (b) /_/
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)  /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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                       7   SOLE VOTING POWER
      NUMBER OF            68,208 (not including 10,249 shares of Company Common
       SHARES              Stock that may be acquired pursuant to currently
    BENEFICIALLY           exercisable stock options and 10,000 shares of
      OWNED BY             Company Common Stock that may be acquired pursuant
        EACH               to convertible warrants)
      REPORTING    -------------------------------------------------------------
       PERSON          8   SHARED VOTING POWER
        WITH               2,705
                   -------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER
                           68,208 (not including 10,249 shares of Company Common
                           Stock that may be acquired pursuant to currently
                           exercisable stock options and 10,000 shares of
                           Company Common Stock that may be acquired pursuant to
                           convertible warrants)
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           2,705
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       91,162 (10,249 shares of Company Common Stock that may be acquired pursuant to currently exercisable stock options and 10,000 shares of Company Common Stock that may be acquired pursuant to convertible warrants)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) /_/
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       7.1% of 1,276,964 shares of Company Common Stock outstanding (includes 10,249 shares of Company Common Stock that may be acquired pursuant to currently exercisable stock options and 10,000 shares of Company Common Stock that may be acquired pursuant to convertible warrants) as of May 8, 2003
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

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ITEM 1.     SECURITY AND ISSUER
            Common Stock, par value $0.01 per share
            First Southern Bancshares, Inc.
            102 South Court Street
            Florence, Alabama 35630

ITEM 2.     IDENTITY AND BACKGROUND

            (a)   The name of the reporting person is James E. Bishop.

            (b) Mr. Bishop's business address is 118 Hwy 43 South, Tuscumbia, Alabama 35674.

            (c) Mr. Bishop's principal occupation is President of Jim Bishop Chevrolet Buick Pontiac GMC, Inc. located at 118 Hwy 43 South, Tuscumbia, Alabama 35674.

            (d) Mr. Bishop has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Bishop has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Bishop is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      68,208 shares of Company Common stock were acquired by Mr. Bishop for a total purchase price of $572,472. All of the funds used to purchase these shares were personal funds of Mr. Bishop.

      2,705 shares of Company Common Stock were acquired by Mr. Bishop's spouse for a total purchase price of $30,796. All of the funds used to purchase these shares were personal funds of Mrs. Bishop.

      10,249 shares of Company Common Stock may be acquired by Mr. Bishop upon the exercise of stock options under the First Southern Bancshares, Inc. 1996 Stock Option Plan. These stock options are fully exercisable and may be acquired within 60 days of May 8, 2003. The exercise price for each of these stock options is $11.76.

      10,000 shares of Company Common Stock may be acquired by Mr. Bishop pursuant to convertible warrants. The exercise price of each warrant is $1.00.


                                   Page 3 of 7

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ITEM 4.     PURPOSE OF TRANSACTION

      The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Bishop may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as Director of the Company, Mr. Bishop does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1034 (the "Exchange Act"); or

      (j)   any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Bishop may be deemed to beneficially own 91,162 shares of Company Common Stock, representing 7.1% of the 1,276,964 outstanding shares of the Company's Common Stock as of May 8, 2003.

      In accordance with Rule 13d-3 of the Exchange Act, the shares of Company Common Stock that may be deemed to be beneficially owned by the reporting person and the total outstanding shares of


                                    Page 4 of 7

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Company Common Stock used to calculate the reporting person's beneficial ownership interest include: 10,249 shares of Company Common Stock that Mr. Bishop may acquire within 60 days of May 8, 2003 pursuant to exercisable stock options and 10,000 shares of Company Common Stock that Mr. Bishop may acquire pursuant to convertible warrants.

      (b) Mr. Bishop has sole voting power over 68,208 shares of Company Common Stock, which does not include 10,249 shares of Company Common Stock that may be acquired within 60 days of May 8, 2003 upon the exercise of stock options and 10,000 shares of Company Common Stock that may be acquired pursuant to convertible warrants.

      Mr. Bishop has shared voting power over 2,705 shares of Company Common Stock held by Mr. Bishop's spouse.

      Mr. Bishop has sole dispositive power over 68,208 shares, which does not include 10,249 shares of Company Common Stock that may be acquired within 60 days of May 8, 2003 upon the exercise of stock options and 10,000 shares Company Common Stock that may be acquired pursuant to convertible warrants.

      Mr. Bishop has shared dispositive power over 2,705 shares of Company Common Stock held by Mr. Bishop's spouse.

      The name of Mr. Bishop's spouse is Jane K. Bishop.

      Mrs. Bishop's business address is 118 Hwy 43 S, Tuscumbia, AL 35674

      Mrs. Bishop's principal occupation is Secretary, Jim Bishop Chevy Pontiac Buick GMC, 118 Hwy 43 S, Tuscumbia, AL 35274.

      Mrs. Bishop has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      Mrs. Bishop has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mrs. Bishop is a United States citizen.

      (c) Information with respect to all transactions in common stock effected by Mr. Bishop during the past 60 days, is set forth as follows: On May 8, 2003, Mr. Bishop acquired 20,000 shares of Company Common Stock at a per share purchase price of $1.82. Such acquisition was effected through a brokerage transaction.

      (d) Not applicable.

      (e) Not applicable.


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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, AND RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships between Mr. Bishop and any person with respect to any securities of the Company's stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      None.






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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


5/15/03
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Date


/s/ James E. Bishop
---------------------------
Signature


James E. Bishop
---------------------------
Name/Title





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